Mail Stop 4561

August 7, 2009

David Dorr
President and Chief Executive Officer
Life Exchange, Inc.
2001 Biscayne Blvd., Suite 2102
Miami, FL 33137

        Re: Life Exchange, Inc.
                  Form 8-K Filed July 27, 2009
                  File No. 000-52394

Dear Mr. Dorr:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                                      Sincerely,

                                      David Edgar
                                      Staff Accountant